Exhibit 1

[Translation]

July 30, 2015

Nomura Real Estate Holdings, Inc.

1-26-2, Nishi-Shinjuku, Shinjuku-ku, Tokyo

(Stock code: 3231, TSE First Section)

Representative: Eiji Kutsukake, President and Director

Contact: Naoko Usami, General Manager

of Corporate Communications & Investor Relations Dept.

Tel: +81-3-3348-8117

Megalos Co., Ltd.

2-4-4, Ebisu-minami, Shibuya-ku, Tokyo

(Stock code: 2165, JASDAQ)

Representative: Mitsuru Ohashi, President and Representative Director

Contact: Toshihiko Kobayashi, Director

Tel: +81-3-5720-7500

Notice Concerning Nomura Real Estate Holdings, Inc. Making Megalos Co., Ltd.

a Wholly-Owned Subsidiary by way of Share Exchange

Each of Nomura Real Estate Holdings, Inc. (“NREHD”) and Megalos Co., Ltd. (“Megalos”) resolved at a meeting of their respective Board of Directors held today to implement a share exchange (the “Share Exchange”) through which NREHD will become a wholly-owning parent company resulting from share exchange and Megalos will be a wholly-owned subsidiary resulting from share exchange and NREHD and Megalos executed a share exchange agreement (the “Share Exchange Agreement”) regarding the Share Exchange between NREHD and Megalos.

The Share Exchange will be implemented without approval by resolution of a shareholders’ meeting of NREHD or resolution of a shareholders’ meeting of Megalos by way of, in the case of NREHD, a simplified share exchange as prescribed in the main text of Article 796, Paragraph 2 of the Companies Act and, in the case of Megalos, a summary share exchange as prescribed in the main text of Article 784, Paragraph 1 of the Companies Act.

Prior to the effective date of the Share Exchange (September 3, 2015 (scheduled)), Megalos plans to delist its shares of common stock from the JASDAQ Standard Market of the Tokyo Stock Exchange, Inc. (the “JASDAQ Market”). This delisting is scheduled to take place on August 31, 2015 (with a final trading date of August 28, 2015).

1.	Purposes of Making Megalos a Wholly-Owned Subsidiary by way of the Share Exchange

As indicated in the press release dated April 30, 2015 titled “NOTICE OF COMMENCEMENT OF TENDER OFFER FOR SHARE CERTIFICATES, ETC. OF MEGALOS CO., LTD. (STOCK CODE: 2165)”

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1

(the “Tender Offer Press Release”), NREHD conducted a tender offer (the “Tender Offer”) for all of the shares of common stock of Megalos (excluding the shares of common stock of Megalos held by NREHD and the treasury shares held by Megalos) listed on the JASDAQ Market which is a market established by the Tokyo Stock Exchange, Inc. (“TSE”) and the stock acquisition rights of Megalos for the period from May 1, 2015 to June 16, 2015 for the purposes of making Megalos a wholly-owned subsidiary of NREHD. As a result of the Tender Offer, NREHD holds 3,730,103 shares (Ownership Ratio (Note): 94.22% (rounded to two decimal places; the same applies hereinafter)) as of today.

(Note)	The “Ownership Ratio” is the ratio to the number of shares (3,958,892 shares) equal to the total number of issued shares of Megalos as of June 30, 2015 (3,959,100 shares) as set forth in the “Summary of Financial Results [Japanese Accounting Standards] (on a Non-consolidated Basis) for the 1st Quarter of the Business Year Ended March 2016” (the “Summary of Megalos Financial Results”) announced by Megalos on July 30, 2015 less the number of treasury shares held by Megalos as of June 30, 2015 (208 shares) as set forth in the Summary of Megalos Financial Results.

As stated in the Tender Offer Press Release, since NREHD contemplated making Megalos its wholly-owned subsidiary, and NREHD was unable to acquire all of the shares of common stock of Megalos (excluding the shares of common stock of Megalos held by NREHD and the treasury shares held by Megalos) in the Tender Offer, NREHD and Megalos have decided to make Megalos a wholly-owned subsidiary of NREHD by way of the Share Exchange.

The purposes of NREHD making Megalos its wholly-owned subsidiary have already been indicated in the Tender Offer Press Release and the “ANNOUNCEMENT REGARDING EXPRESSION OF OPINION IN FAVOR OF THE TENDER OFFER BY NOMURA REAL ESTATE HOLDINGS, INC., OUR CONTROLLING SHAREHOLDER, FOR THE SHARES OF MEGALOS CO. LTD. AND RECOMMENDATION TO TENDER SHARES” dated April 30, 2015 announced by Megalos, but are repeated here as follows.

The major business engaged in by NREHD’s group (“NRE Group”) consists of (i) the “residential and development business” which involves the development and sales of condominiums and detached housing, (ii) the “leasing business” which involves the development and leasing of office buildings and commercial facilities, and the development and sales of profit-generating properties for the real estate investment market, (iii) the “investment management business” which involves investment management for private funds, J-REITs and real estate securitization products, etc., (iv) the “property brokerage & CRE business” which involves property brokerage and consulting, (v) the “property & facility management business” which involves building management and structural contract work for condominiums and office buildings, and (vi) “other business” in which Megalos provides services relating to fitness clubs.

In October 2012, NREHD formulated the “Nomura Real Estate Group Mid-to Long-term Business Plan through 2022/3 – Creating Value through Change –” as its 10-year business plan starting from the business year ended March 2013. Based on the mid-to long-term business plan, NRE Group seeks to develop both the development sector, which consists of the “residential and development business” and the “leasing business”, and the service & management sector, a non-asset sector consisting of the “investment management business,” the “property brokerage & CRE business” and the “property & facility management business.” In the development sector, NRE Group endeavors to enhance asset efficiency and expand the income foundation of the “leasing business” while achieving sustainable and stable growth of the “residential and development business” as its core business. In the service & management sector, in which stable earnings are expected to be generated, NRE Group promotes aggressive business expansion in such sector as essential to build the profit-balanced business portfolio that NRE Group aims to achieve.

In addition, as a developer group, NREHD not only develops and supplies products that display a commitment to “manufacturing (product planning and quality)”, but also provides various property and facility management services to pursue customer satisfaction in the facilities after development by each of the group companies working together. In order to achieve further growth while responding to change in environment surrounding NRE Group such as future changes in social structure and diversifying customer needs, NREHD believes that its important business task is to continue to create innovative value of products and services in the future.

2

On the other hand, Megalos provides, as part of the health service industry, services relating to fitness clubs and schools that contribute to healthy and purposeful lives, by adopting a management philosophy of “changing customer satisfaction to inspiration and happiness” and placing importance on the concept of hospitality. Specifically, Megalos engages in the business of operating sports clubs, including fitness clubs, swimming schools, tennis schools, golf schools and karate schools, and the business of selling sports products and other items, and as of today runs 31 directly-managed sports clubs primarily in the Tokyo metropolitan area. Megalos primarily operates large-scale clubs whose premises sizes exceed 1,000 tsubo, and is developing and providing services flexibly adapted to customer needs by preparing various equipment and service options.

The predecessor of Megalos was NF Create K. K. (a wholly-owned subsidiary of Nomura Real Estate Development Co., Ltd.) which was incorporated as a parent organization to operate a community facility “Tsurukawa Midoriyama Club” under the theme of culture and fitness in the residential subdivision area developed by Nomura Real Estate Development Co., Ltd. After that, NF Create K. K. fully participated in the fitness market and rolled out new fitness clubs. In 2001, NF Create K. K. changed its trade name to Megalos Co., Ltd., and Megalos listed its shares on the Jasdaq Securities Exchange operated by Jasdaq Co., Ltd. (currently, the JASDAQ Market) in November 2007 for purposes such as securing financing and corporate creditworthiness, increasing corporate recognition, and securing human resources, and NREHD therefore treated Megalos as a listed subsidiary of NREHD.

Since being listed, Megalos has sought to increase profits in the existing fitness clubs by taking measures for boosting retention of members such as renewal and various events in clubs, and has aimed to increase its corporate value by aggressively expanding business areas and opening new clubs. In recent years, however, Megalos has faced tasks such as intensifying competition due to the increased number of competitor fitness clubs in the fitness market, and changing and diversifying customer needs for equipment and services. As a result of a decrease in the number of members in the existing clubs due to the effects of these factors, the operating profits of Megalos gradually decreased from 1,210 million yen in the business year ended March 2008 to 332 million yen in the business year ended March 2014. Accordingly, NREHD is aware that it is in a situation requiring drastic measures for business recovery.

Under these market conditions, while contemplating how to increase the corporate value of NRE Group, NREHD has also examined in various ways the growth strategy of Megalos as well as measures to ensure the effectiveness thereof. In the process of the examination, NREHD reached the conclusion that it would be able to expect leverageable synergy effects leading to mutual profit opportunities and to mutually speed up growth by making Megalos a wholly-owned subsidiary of NREHD, taking advantage of each other’s management resources, and making maximum use of various services, facility operation know-how, professional human resources and other matters in the fitness business area held by Megalos. NREHD has also concluded that NRE Group will be able to realize the “leveraging of comprehensive strength through organic ties among each of the group companies” and “domain expansion and accelerated growth in the service & management sector”, which are goals that NRE Group has been aiming to achieve.

Moreover, given the background of the steadily aging population of society at large and the ever increasing momentum for health spurred by the holding of the Tokyo Olympic and Paralympic Games, the fitness market is expected to grow further. Therefore, NREHD intends to focus on the fitness-related business sector in the future as the service & management sector of NRE Group to be mainly conducted by Megalos.

In addition to the provision of existing fitness club services, Megalos has recently been making efforts to develop and provide a function of fostering the local community, whereby people of varying generations from surrounding neighborhoods are able to come together at fitness clubs, and wellness programs for senior member customers. NREHD considers that these diversified services provided by Megalos can be expected to create various collaborative opportunities with a wide range of businesses engaged in by NRE Group. In particular, it is expected that (i) Megalos will be able to provide fitness services and a community-fostering function in large-scale residential subdivision areas and large-scale condominiums developed by NRE Group, (ii) Megalos will be able to provide a community-fostering and customer-attracting function in multipurpose facilities and commercial facilities developed by NRE Group, (iii) Megalos will be able to provide fitness services for wellness and rehabilitation support purposes in residential facilities for senior citizens to be developed by NRE Group, and (iv) NRE Group and Megalos will be able to utilize each other’s customer bases.

3

Under those circumstances, NREHD considers that as measures to be taken from the mid-to long-term perspective of Megalos, it is essential to review the fee system of the existing fitness clubs in a manner appropriate for the actual style of their use by each club member, and to otherwise roll out new clubs as a new model of fitness clubs in response to diversifying customer needs (such as night use and short-time use). However, given that such measures would involve temporary decreases in the membership revenue of existing fitness clubs, as well as investment in the opening of new model fitness clubs and upfront costs related to such openings, there is a risk of a resulting short-term fall in the operating results of Megalos and uncertainty regarding subsequent profit recovery. Therefore, because it is possible that these measures would not necessarily receive an adequate evaluation in the capital market as measures taken by a listed company, it is also assumed that the share price of the shares of common stock of Megalos may be adversely affected. Further, if no mid-to long-term improvement in profitability is achieved, the possibility cannot be denied of a resulting long-term decline in the corporate value of Megalos. NREHD also recognizes that in maintaining the listing of Megalos, there is a problem that it may be unable to make quick decisions because it would be necessary to fully verify the validity and effectiveness of those measures.

Megalos is facing a variety of challenges, including severe competition with competitor companies and changing and diversifying customer needs. As a result, there was a decrease in the number of members in the existing clubs and accordingly Megalos is experiencing deteriorated profitability and a gradual decrease of operating profit. On the other hand, as stated above, given the ever increasing momentum for sports and health spurred by the holding of the Tokyo Olympic and Paralympic Games in 2020 and steadily aging population of society at large, the fitness market is expected to grow further. Under such circumstances, Megalos considers that fundamental measures with a mid-to long-term viewpoint must be taken to respond to the changing market environment. Specifically, Megalos considers that it is essential for Megalos to review the fee system of the existing fitness clubs, to roll out new clubs as a new model of fitness clubs in response to diversifying customer needs, and to take such other measures to actively make investments for further growth of Megalos’s business. However, given that such measures would involve development of new services and investment in the opening of new model fitness clubs, there is a risk of a resulting short-term fall in the profit level of Megalos and uncertainty regarding subsequent profit recovery. If no mid-to long-term improvement in profitability is achieved, the possibility cannot be denied of a resulting long-term decline in the corporate value of Megalos. Also, if the shares of common stock of Megalos continue to be listed, evaluation of the measures mentioned above and explanation of the measures to the shareholders of Megalos will require substantial amount of time, which Megalos believes is not desirable in implementing the measures in a market environment where companies are expected to make prompt decisions.

Under these conditions, since NREHD proposed a series of transaction for making Megalos a wholly-owned subsidiary (the “Transactions”) to Megalos in February 2015, NREHD and Megalos have developed a system for discussing and negotiating the Transactions, by NREHD appointing Nomura Securities Co., Ltd. (“Nomura Securities”) as its financial advisor and third-party valuation agent, independent from NREHD and Megalos, and Mori Hamada & Matsumoto as its legal advisor, while Megalos appointed KPMG FAS Co., Ltd. (“KPMG”) as its financial advisor and third-party valuation agent, independent from NREHD and Megalos, and City-Yuwa Partners as its legal advisor, and by further establishing a third-party committee (for the details of the composition and specific activities of such third-party committee, please refer to “3(5)(i) Establishment of a third-party committee by Megalos” below; the same applies hereinafter) to avoid conflicts of interest. Since doing so, NREHD and Megalos have conducted discussions and examinations over multiple occasions for the purpose of further increasing their respective corporate value.

As a result, NREHD and Megalos determined that it would be possible for Megalos to implement bold measures that may entail a risk of a short-term fall in operating results or uncertainty based on quick decision-making by achieving integrated management of NREHD and Megalos under the relationship of a wholly-owning company and a wholly-owned company, and that it would be possible to achieve acceleration of Megalos’s growth based on mid-to long-term perspectives. NREHD and Megalos also determined that because they could expect to be able to leverage not only Megalos’s strengths but also the comprehensive strength of the integrated group, such integrated management will lead to an increase in the corporate value of NRE Group.

4

From now on, an integrated management with NREHD will allow both Megalos and NREHD to mutually utilize to a maxim extent their business resources and know-how, and to further expand their respective business opportunities and improve their services, through (i) providing fitness services and a community-fostering function in large-scale residential subdivision areas and large-scale condominiums developed by NRE Group, (ii) providing a community-fostering and customer-attracting function in multipurpose facilities and commercial facilities developed by NRE Group, (iii) providing fitness services for wellness and rehabilitation support purposes in residential facilities for senior citizens to be developed by NRE Group, and (iv) utilizing each other’s customer bases by both NRE Group and Megalos. Megalos has decided to strengthen our existing businesses through our original service foundation such as our existing customers and know-how, and to aim for continuous growth and development by actively engaging in collaborations with the businesses of NRE Group companies.

NREHD has changed Megalos’s position in NRE Group from the “other business” segment to the “property & facility management business” segment since April 2015 so as to promote its business in an integrated manner with the property & facility management business.

NREHD intends to decide, upon consultation with Megalos, the future business strategy relating to Megalos’s business domain after Megalos becomes a wholly-owned subsidiary of NREHD, but it is the intention of NREHD that, after making Megalos a wholly-owned subsidiary, NREHD will strengthen Megalos’s business by managing it in a way in which the business characteristics and strengths of Megalos are fully utilized. In addition, for the purpose of leveraging synergy effects between NREHD and Megalos, the both companies intend to promote further exchanges of human resources.

2.	Overview of the Share Exchange

(1)	Schedule of the Share Exchange

Resolution date of the meeting of the Board of Directors (of each of NREHD and Megalos)	July 30, 2015
Execution date of the Share Exchange Agreement (by each of NREHD and Megalos)	July 30, 2015
Final trading date (Megalos)	August 28, 2015 (scheduled)
Date of delisting (Megalos)	August 31, 2015 (scheduled)
Effective date of the Share Exchange	September 3, 2015 (scheduled)

(2)	Method of the Share Exchange

Under the Share Exchange, NREHD will be a wholly-owning parent company resulting from share exchange and Megalos will be a wholly-owned subsidiary resulting from share exchange. The Share Exchange will be implemented without approval by resolution of the shareholders’ meeting of NREHD or resolution of a shareholders’ meeting of Megalos by way of, in the case of NREHD, a simplified share exchange as prescribed in the main text of Article 796, Paragraph 2 of the Companies Act and, in the case of Megalos, a summary share exchange as prescribed in the main text of Article 784, Paragraph 1 of the Companies Act. The effective date of the Share Exchange is scheduled to be September 3, 2015. The effective date of the Share Exchange may be changed upon agreement by NREHD and Megalos.

(3)	Allotments in Connection with the Share Exchange

	NREHD (wholly-owning parent company resulting from share exchange)	Megalos (wholly-owned subsidiary resulting from share exchange)
Allotment Ratio in Connection with the Share Exchange	1	0.77
Number of Shares to be Delivered in the Share Exchange	176,167 shares of common stock of NREHD (scheduled)

5

(Note 1)  Share Allotment Ratios

NREHD will furnish 0.77 shares of common stock of NREHD per share of common stock of Megalos, provided that NREHD will not allot shares in the Share Exchange in connection with shares that NREHD holds, consisting of the shares of common stock of Megalos (3,730,103 shares as of today) at the time (the “Record Time”) immediately prior to its acquisition of all of the shares of common stock of Megalos (excluding the shares of common stock of Megalos held by NREHD) by way of the Share Exchange.

(Note 2)  Number of Shares of Stock to be Delivered in the Share Exchange

NREHD plans to issue new shares of common stock when it delivers 176,167 shares of common stock of NREHD through the Share Exchange.

Because Megalos resolved at the meeting of its Board of Directors held today to retire all of the treasury shares (including treasury shares acquired through a purchase of shares pertaining to a demand for purchase of shares by a dissenting shareholder as prescribed in Article 785, Paragraph 1 of the Companies Act that may be exercised in relation to the Share Exchange) held by Megalos at the Record Time, the number of shares to be delivered in the Share Exchange described above assumes that such retirement is to be made.

The number of shares to be delivered in the Share Exchange described above may be changed due to, for example, the acquisition of treasury shares of Megalos.

(Note 3)  Treatment of Shares of Less Than One Unit

As a result of the Share Exchange, it is expected that new shareholders who hold shares of less than one unit of NREHD will arise. Shares less than one unit cannot be purchased or sold on a financial instruments exchange. All shareholders that come to hold shares less than one unit may participate in any of the buyback program for shares less than one unit in connection with shares of common stock of NREHD. Under this program instituted pursuant to Article 192, Paragraph 1 of the Companies Act, any holder of shares less than one unit may require that NREHD buy back the shares less than one unit held by the shareholder.

(Note 4)  Treatment of Fractions of Less Than a Single Share

In association with the Share Exchange, if fractional shares of common stock of less than a single share of NREHD to be delivered in association with the Share Exchange arise, NREHD will deliver to the shareholders of Megalos funds in an amount equivalent to such fractions pursuant to Article 234 of the Companies Act and other relevant laws and ordinances.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in Connection with the Share Exchange

NREHD holds all of the stock acquisition rights of Megalos, and will extinguish the stock acquisition rights by waiving all of the stock acquisition rights no later than the day immediately prior to the effective date of the Share Exchange.

Megalos has not issued any bonds with stock acquisition rights.

3.	Basis for Allotments in Connection with the Share Exchange

(1)	Basis and Reason for Allotments

As stated in “1. Purposes of the Making Megalos a Wholly-Owned Subsidiary by way of Share Exchange” above, since NREHD proposed the Transactions to Megalos in February 2015, NREHD and Megalos have developed a system for discussing and negotiating the Transactions, by NREHD appointing Nomura Securities as its financial advisor and third-party valuation agent, independent from NREHD and Megalos, and Mori Hamada & Matsumoto as its legal advisor, while Megalos appointed KPMG as its financial advisor and third-party valuation agent, independent from NREHD and Megalos, and City-Yuwa Partners as its legal advisor, and by further establishing a third-party committee to avoid conflicts of interest. Since doing so, NREHD and Megalos have conducted discussions and examinations over multiple occasions for the purpose of further increasing their respective corporate value.

6

As a result, NREHD and Megalos determined that it would be possible for Megalos to implement bold measures that may entail a risk of a short-term fall in operating results or uncertainty based on quick decision-making by achieving integrated management of NREHD and Megalos under the relationship of a wholly-owning company and a wholly-owned company, and that it would be possible to achieve acceleration of Megalos’s growth based on mid-to long-term perspectives. NREHD and Megalos also determined that because they could expect to be able to leverage not only Megalos’s strengths but also the comprehensive strength of the integrated group, such integrated management will lead to an increase in the corporate value of NRE Group, and conducted the Tender Offer.

As indicated in the Tender Offer Press Release, if NREHD was unable to acquire all of the shares of common stock of Megalos (excluding the shares of common stock of Megalos held by NREHD and the treasury shares held by Megalos) in the Tender Offer, NREHD intended to make Megalos a wholly-owned subsidiary of NREHD. Therefore, the value of the shares of common stock of Megalos that serves as the premise for the determination of the consideration to be received by the shareholders of Megalos as a result of the Share Exchange (meaning the shares of common stock of NREHD, or, in accordance with the Companies Act, if there is a fraction less than one share in the number of shares to be received, distribution of money for such fraction) will be the same price as the tender offer price of the shares of common stock of Megalos upon the Tender Offer (2,000 yen per share; the “Tender Offer Price”). NREHD has now decided to make Megalos a wholly-owned subsidiary of NREHD by way of share exchange.

NREHD and Megalos made deliberation by reference to the results of the calculation of the share exchange ratio provided by their third-party valuation agents, and further negotiated and discussed with each other by taking into consideration the terms and conditions, and results of the Tender Offer conducted prior to the Share Exchange, the market price level of the shares of common stock of NREHD and other various factors.

Specifically, as stated in “(4) Measures to Ensure Fairness,” as a result of deliberation and examination by making reference to the share exchange ratio valuation report received from its financial advisor Nomura Securities on July 30, 2015 and other documents, NREHD determined that the allotment ratio (the “Share Exchange Ratio”) in relation to the Share Exchange described in “2.(3) Allotments in Connection with the Share Exchange” above is appropriate and will not impair the interests of the shareholders of NREHD and Megalos, and concluded that it is appropriate to implement the Share Exchange using the Share Exchange Ratio.

Regarding Megalos on the other hand, as stated in “(4) Measures to Ensure Fairness” and “(5) Measures to Avoid Conflicts of Interest” below, as a result of deliberation and examination on the terms and conditions of the Share Exchange, by taking into consideration the details of the share exchange ratio valuation report received from its financial advisor KPMG as a third-party valuation agent on July 30, 2015, legal advice from its legal advisor City-Yuwa Partners, the report received from a third-party committee independent of NREHD and Megalos in July 30 to the effect that it does not deem the Share Exchange disadvantageous to the minority shareholders of Megalos, and other relevant materials, and by taking into consideration the request or other demands for fairness between the Megalos’s shareholders who tendered their shares in the Tender Offer and Megalos’s shareholders who did not tender their shares in the Tender Offer, since the level of the Share Exchange Ratio is reasonable by reference to the share exchange ratio valuation report received from KPMG on July 30, 2015, Megalos determined that the Share Exchange Ratio is not contrary to the interests of the minority shareholders of Megalos and concluded that it is appropriate to implement the Share Exchange using the Share Exchange Ratio.

In this way, as NREHD and Megalos each concluded that it is appropriate to implement the Share Exchange, each of NREHD and Megalos resolved at a meeting of their respective Board of Directors held today to implement the Share Exchange, and NREHD and Megalos executed the Share Exchange Agreement between them.

7

(2)	Matters Relating to Calculation

(i)	Name of the Valuation Institution and Relationship with the Listed Companies

Although Nomura Securities, which is NREHD’s financial advisor, is a subsidiary of Nomura Holdings, Inc., which is another affiliate of NREHD and Megalos, and is a related party of NREHD and Megalos, NREHD requested Nomura Securities to provide the share exchange ratio valuation report in the light of the track record of Nomura Securities as a valuation agent, and on the ground that the independence as a valuation agent is secured because NREHD and Nomura Securities conduct transactions on the same business conditions as those adopted with general customers. KPMG is not a related party of NREHD or Megalos and has no material interests in the Share Exchange.

(ii)	Outline of Calculation

Nomura Securities analyzed the facts, terms, results and other matters of the Tender Offer conducted prior to the Share Exchange. Then, with respect to NREHD, because the shares of NREHD are listed on the First Section of TSE and are quoted, Nomura Securities calculated the value by employing the average market share price analysis (the calculation base date was set at July 29, 2015, and the valuation was analyzed based on the closing price on the base date and the simple average closing prices over the one-week, one-month, three-month and six-month periods prior to the base date, as quoted on the First Section of TSE).

With respect to Megalos, because the shares of Megalos are listed on the JASDAQ Market and are quoted, Nomura Securities calculated the value by employing the average market share price analysis (the calculation base date was set at July 29, 2015, and the valuation was analyzed based on the closing price on the base date and the simple average closing prices over the one-week, one-month, three-month and six-month periods prior to the base date, as quoted on the JASDAQ Market), and by employing discounted cash flow analysis (“DCF analysis”) to reflect the future status of business activities on the valuation.

The calculation range for the share exchange ratios, assuming that the value of one share of NREHD is 1, is as follows.

Analyses Employed	Calculation Range for Share Exchange Ratio
Average market share price analysis	0.76~0.78
DCF analysis	0.42~1.19

In calculating the share exchange ratios, Nomura Securities has used such things as information provided to it by NREHD and Megalos and publicly available information, and assumed that this data, information and the like is entirely accurate and complete. It has not made an independent study of the accuracy or completeness thereof. In connection with the relevant assets or liabilities (including contingent liabilities) of NREHD, Megalos or any of their subsidiaries and affiliates, Nomura Securities has also not made an independent assessment, appraisal or evaluation and has not requested an appraisal or evaluation from any independent institution. Nomura Securities reflected the information and economic conditions as of July 29, 2015 upon the calculation of the share exchange ratio, and assumed that the financial forecasts of Megalos are reasonably examined or prepared based on the best forecasts and assessments obtained from the top management of NREHD and Megalos at that time. According to the profit plan of Megalos that Nomura Securities used as the premises for calculation by the DCF analysis, in the business year ended March 2016, Megalos will implement fundamental measures for profit improvement and expecting operating loss as a result of incurring the cost of implementation of such measures, and from the business year ended March 2017 until business year ended March 2019, Megalos expects substantial increase of operating income as a result of actively rolling out new fitness clubs as a new model of fitness clubs and reviewing the fee structure at existing clubs.

On the other hand, KPMG analyzed the facts, terms, results and other matters of the Tender Offer conducted prior to the Share Exchange. Then, with respect to the calculation of the value per share of common stock of NREHD, because the shares of NREHD are listed on the First Section of TSE and are quoted, KPMG calculated the value by employing the average market share price analysis (the calculation base date was set at July 29, 2015, and the valuation was analyzed based on the closing price on the base date and the simple average closing prices over the one-month, three-month and six-month periods prior to the base date, as quoted on the First Section of TSE).

8

With respect to the calculation of the value per share of common stock of Megalos, KPMG calculated the value per share of common stock of Megalos by employing 2,000 yen which is the same price as the Tender Offer Price after confirming with Megalos that there is no fact that may have a material effect on the financial conditions, future results, business forecasts and other matters of Megalos after April 30, 2015 on which the Tender Offer Price was determined and published.

The calculation range for the share exchange ratios based on the above valuation, assuming that the value of one share of common stock of NREHD is 1, is 0.77 through 0.84.

In calculating the share exchange ratios, KPMG has relied on information provided to it by NREHD and Megalos and publicly available information, and assumed that this data, information and the like is entirely accurate and complete. It has not made an independent study of the accuracy or completeness thereof. In connection with the relevant assets or liabilities (including contingent liabilities) of NREHD, Megalos or any of their subsidiaries and affiliates, KPMG has also not made an independent assessment, appraisal or evaluation and has not requested an appraisal or evaluation from any independent institution. KPMG reflected the information and economic conditions as of July 29, 2015 on the calculation of the share exchange ratio, and assumed that the financial forecasts of NREHD and Megalos are reasonably examined or prepared based on the best prediction and determination obtained from the top management of NREHD and Megalos at that time.

(3)	Possibility of and Reasons for Delisting

As a result of the Share Exchange, Megalos will become the wholly-owned subsidiary of NREHD on the effective date of the Share Exchange (September 3, 2015 (scheduled)). Consequently, the shares of common stock of Megalos will be delisted on August 31, 2015 (the final trading date is scheduled to be August 28, 2015). Following delisting, shares of common stock of Megalos may not be traded on the JASDAQ Market. The shares of common stock of NREHD will be allotted to the shareholders of Megalos (excluding NREHD) as stated in “2.(3) Allotments in Connection with the Share Exchange” above pursuant to the Share Exchange Agreement. Following the delisting of shares of common stock of Megalos, shares of common stock of NREHD that will be allotted to the shareholders of Megalos under the Share Exchange are listed on the First Section of TSE and therefore can be traded on the First Section of TSE starting on the effective date of the Share Exchange. We therefore believe that shareholders of Megalos, who will receive an allotment of at least 100 shares of common stock of NREHD (the unit of common stock of NREHD shares) under the Share Exchange, will continue to enjoy liquidity in their shares, although it is possible that they will partially receive an allotment of fewer than the unit depending on the number of shares held.

Shareholders of Megalos who will receive an allotment of fewer than 100 shares of common stock of NREHD will become holders of shares less than one unit. Holders of shares less than one unit will not be able to sell these shares less than one unit on the First Section of TSE. Nevertheless, such shareholders may, if they desire, take advantage of the buyback program for shares less than one unit. Please refer to “(Note 3) Treatment of Shares of Less Than One Unit” of “2.(3) Allotments in Connection with the Share Exchange” above for the detail of this program.

Please also refer to “(Note 4) Treatment of Fractions of Less Than a Single Share” of “2.(3) Allotments in Connection with the Share Exchange” above for treatment in the event that fractions of less than one share arise. Shareholders of Megalos will continue to be able to trade in their own shares of common stock of Megalos on the JASDAQ market through August 28, 2015 (scheduled), the final day of trading, and to exercise their appropriate rights prescribed in the Companies Act and other relevant laws and ordinances.

(4)	Measures to Ensure Fairness

Since the Share Exchange enables NREHD, which already holds 3,730,103 shares of common stock of Megalos (Ownership Ratio: 94.22%), to make Megalos a wholly-owned subsidiary of NREHD, NREHD has determined that it is necessary to ensure fairness. NREHD and Megalos have taken the following measures to ensure the fairness of the Share Exchange Ratio under the Share Exchange.

9

(i)	Obtainment of a Valuation Report

NREHD obtained a valuation report on the Share Exchange Ratio from its financial advisor Nomura Securities on July 30, 2015. For the outline of calculation, please refer to “3.(2) Matters Relating to Calculation” above. NREHD has not obtained from Nomura Securities any opinion on the appropriateness of the Share Exchange Ratio (fairness opinion).

On the other hand, Megalos obtained a valuation report on the Share Exchange Ratio from its financial advisor KPMG as a third-party valuation agent, independent from NREHD and Megalos on July 30, 2015. For the outline of calculation, please refer to “3.(2) Matters Relating to Calculation” above. Megalos has not obtained from KPMG any opinion on the appropriateness of the Share Exchange Ratio (fairness opinion).

(ii)	Advice from an Independent Law Firm

NREHD obtained from Mori Hamada & Matsumoto, its legal advisor for the Share Exchange, advice concerning various procedures for the Share Exchange and the decision-making method and process of the Board of Directors, etc.

On the other hand, Megalos obtained from City-Yuwa Partners, its legal advisor for the Share Exchange, advice concerning various procedures for the Share Exchange and the decision-making method and process of the Board of Directors, etc.

Mori Hamada & Matsumoto and City-Yuwa Partners are independent of NREHD and Megalos, and have no material interests in NREHD and Megalos.

(5)	Measures to Avoid Conflicts of Interest

Since the Share Exchange enables NREHD, which already holds 3,730,103 shares of common stock of Megalos (Ownership Ratio: 94.22%), to make Megalos a wholly-owned subsidiary of NREHD, and a structure of conflicts of interest exists, Megalos has taken the following measures to avoid conflicts of interest in connection with the Share Exchange.

(i)	Establishment of a third-party committee by Megalos

As described in “2.(4)(ii) iii. Establishment of a third-party committee by the Target Company” of the Tender Offer Press Release, Megalos established an independent third-party committee comprising the following three external experts, all of whom are independent from NREHD and Megalos, and on April 30, 2015, Megalos received from the independent third-party committee the report stating the following: (a) the purpose of the Transactions is legitimate and reasonable, (b) the conditions of the Transactions are fair and appropriate, (c) the negotiations process of the Transactions and the procedures leading to the decision-making are fair, and further in light of the above, (x) it is reasonable for Megalos’s Board of Directors to express an opinion in favor of the Tender Offer and to recommend that Megalos’s shareholders and the holders of the Stock Acquisition Rights tender their shares certificates, etc. in the Tender Offer, and (y) Megalos’s decision-making concerning the Transactions is not contrary to the interests of the minority shareholders of Megalos.

Committee
Chairperson of the Committee:	Omoo Yamazaki (certified public accountant, certified tax accountant and representative director of Kabushiki Kaisha GG Partners

Member of the Committee:	Kouki Tada (attorney at law and partner at Hayabusa Asuka Law Offices

Member of the Committee:	Kenichi Saito (certified tax accountant and representative member of Cinq & Associates)

10

In examining the Share Exchange, Megalos also consulted with the third party committee as to whether the Share Exchange is disadvantageous to the minority shareholders of Megalos.

The third party committee carefully considered the matters for consultation above, and as a result, Megalos received from the third party committee the report dated July 30, 2015 to the effect that it does not deem the Share Exchange disadvantageous to the minority shareholders of Megalos, taking into consideration factors including (a) the Share Exchange Ratio is not recognized as disadvantageous for the minority shareholders of Megalos in comparison with the calculation results of the share exchange ratio in the Share Exchange obtained from KPMG, as Megalos’s financial advisor and third-party valuation institution, (b) the method of determining the share value of NREHD and Megalos for purposes of establishing the share exchange ratio in the Shares Exchange is not particularly recognized as unreasonable, and (c) Megalos, upon the Share Exchange, is recognized as having implemented reasonable measures to avoid conflicts of interest and to ensure the fairness of the Share Exchange.

(ii)	Approval of all disinterested directors of Megalos

In light of (x) the share exchange ratio valuation report received from its financial advisor KPMG as a third-party valuation agent on July 30, 2015, (y) legal advice from its legal advisor City-Yuwa Partners, and (z) the report received from the third-party committee, and further upon careful discussion and consideration, Megalos resolved to implement the Share Exchange at the meeting of its Board of Directors held today.

The Board of Directors meeting described above unanimously resolved the resolution by all of the directors of Megalos, except for Mr. Toshiaki Seki and Mr. Yukou Yoshida, directors of Megalos.

Mr. Toshiaki Seki and Mr. Yukou Yoshida are also directors of NREHD, and in order to avoid the risk of conflict of interest with Megalos concerning the Share Exchange, the two directors did not participate in any of the discussions at the Board of Directors meeting described above in connection with the Share Exchange or in the resolution for the agenda, nor did they participate in any of the discussions and negotiations with NREHD as directors of Megalos. Mr. Akira Ono and Mr. Takao Orihara, both of whom are auditors of Megalos, are also directors serving on the audit and supervisory committee of NREHD, and Mr. Shozo Matsumura, who is an auditor of Megalos, is also an executive director of an investment corporation whose asset management company is a wholly-owned subsidiary of NREHD, and in order to avoid the risk of conflict of interest, the above auditors of Megalos did not participate in any of the discussions at the Board of Directors meeting described above in connection with the Share Exchange.

11

4.	Outline of the Companies which are Parties to the Share Exchange (as of June 30, 2015, except where otherwise noted)

		Wholly-owning parent company resulting from share exchange			Wholly-owned subsidiary resulting from share exchange
(1)	Name	Nomura Real Estate Holdings, Inc.			Megalos Co., Ltd.
(2)	Address	1-26-2, Nishi-Shinjuku, Shinjuku-ku, Tokyo			2-4-4, Ebisu-minami, Shibuya-ku, Tokyo
(3)	Name and title of representative	Eiji Kutsukake, President and Director			Mitsuru Ohashi, President and Representative Director
(4)	Description of business	Administration, and direction of management, of business activities of the group companies through holding of shares			Operation of sports clubs, and sale of sports products and other items
(5)	Stated capital	116,309 million yen			1,509 million yen
(6)	Date of incorporation	June 1, 2004			March 1, 1989
(7)	Number of shares issued	191,235,900 shares			3,959,100 shares
(8)	End of fiscal period	March 31			March 31
(9)	Number of employees	6,182 employees (consolidated)			565 employees (non-consolidated)
(10)	Major clients	Nomura Real Estate Development Co., Ltd.			Nomura Real Estate Development Co., Ltd.
(11)	Main banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation Mizuho Bank, Ltd.			The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation
(12)	Major shareholders and shareholding ratios (as of March 31, 2015)

Nomura Land and Building Co., Ltd.

33.89%

The Master Trust Bank of Japan, Ltd. (Trust Account)

3.82%

Japan Trustee Services Bank, Ltd. (Trust Account)

3.19%

Japan Trustee Services Bank, Ltd. (Trust Account 9)

2.96%

Nomura Real Estate Holdings Employee Shareholding Association

1.55%

Japan RE Fidelity (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

1.38%

State Street Bank – West Pension Fund Clients – Exempt 505233 (Standing proxy: Mizuho Corporate Bank, Ltd., Settlement Business Department)

1.31%

CBNY – Government of Norway (Standing proxy: Citibank Japan Ltd.)

1.10%

State Street Bank West Client – Exempt 505234 (Standing proxy: Mizuho Corporate Bank, Ltd., Settlement Business Department)

1.05%

The Bank of New York Mellon 140030 (Standing proxy: Mizuho Corporate Bank, Ltd., Settlement Business Department)

1.02%

Nomura Real Estate Holdings, Inc.

53.87%

JAFCO V2 Joint Investment Limited Partnership

13.32%

Megalos Employee Shareholding Association

6.88%

Kunio Kisaragi

0.84%

Tadanao Takagoshi

0.82%

JAFCO V2-R Investment Limited Partnership

0.61%

JAFCO Co., Ltd.

0.43%

JAFCO V2-W Investment Limited Partnership

0.29%

Kenji Mizutani

0.23%

Yoshiaki Ikegami

0.18%

(13)	Relationship between the companies
	Capital Relationship	As of today, NREHD owns 3,730,103 shares of the total issued shares (Ownership Ratio: 94.22%), and all of the stock acquisition rights (739 options) of Megalos.
	Personnel Relationship	As of today, two of Megalos’s directors concurrently serve as directors of NREHD, and two of Megalos’s outside corporate auditors concurrently serve as directors of NREHD who are also members of the audit committee of NREHD. As of today, one of the employees of NREHD’s subsidiary is seconded to Megalos, and one of Megalos’s employees is seconded to NREHD.
	Business Relationship	NREHD and Megalos have no material business relationship to be stated. However, NREHD’s subsidiary leases buildings for three clubs of Megalos, is contracted to perform facility management services for Megalos’s clubs, and is contracted to perform cleaning services for Megalos’s clubs and head office.
	Status as related party	NREHD is a parent company of Megalos, and therefore, NREHD is a related party of Megalos.
(14)	Operating results and financial position for the past three years
		NREHD (consolidated)			Megalos (non-consolidated)
	Fiscal period	Year ended March 2013	Year ended March 2014	Year ended March 2015	Year ended March 2013	Year ended March 2014	Year ended March 2015
	Net assets	398,276	418,697	461,031	4,805	4,877	4,899
	Total assets	1,369,949	1,313,887	1,369,226	17,916	17,388	17,348
	Net assets per share (yen)	1,764.05	1,863.12	2,061.86	1,240.08	1,245.38	1,246.99
	Sales (Note 1)	517,740	532,016	567,159	14,382	14,639	14,744
	Operating profit	58,308	74,307	71,894	564	332	280
	Current profit	45,806	64,058	63,681	362	170	122
	Net profit	19,357	26,844	38,441	154	62	14
	Net profit per share (yen)	101.61	140.70	201.28	40.11	16.19	3.66
	Dividend per share (yen)	30.00	35.00	45.00	14.00	4.50	3.00

(Unit: million yen, except where otherwise noted)

(Note 1) Sales do not include consumption taxes or other taxes.

12

5.	Status after the Share Exchange

Wholly-owning parent company resulting from share exchange
(1)	Name	Nomura Real Estate Holdings, Inc.
(2)	Address	1-26-2, Nishi-Shinjuku, Shinjuku-ku, Tokyo
(3)	Name and title of representative	Eiji Kutsukake, President and Director
(4)	Description of business	Administration, and direction of management, of business activities of the group companies through holding of shares
(5)	Stated capital	116,309 million yen
(6)	End of fiscal period	March 31
(7)	Net assets	Not determined at this time.
(8)	Total assets	Not determined at this time.

6.	Summary of Accounting

The Share Exchange will constitute transactions, etc. under common control.

7.	Future Outlook

It is expected that the Share Exchange will have a minor effect on the results of NREHD and Megalos, since Megalos has already been a consolidated subsidiary of NREHD.

8.	Matters Relating to Transactions, Etc. with Controlling Shareholders

(1)	Applicability to Transactions, Etc. with Controlling Shareholders, and Status of Compliance with the Policy to Protect Minority Shareholders

Since the Share Exchange enables NREHD, which already holds 3,730,103 shares of common stock of Megalos (Ownership Ratio: 94.22%), to make Megalos a wholly-owned subsidiary of NREHD, the Share Exchange constitutes transactions, etc. with controlling shareholders. The “Guidelines in Connection with Programs to Protect Minority Shareholders at the Time of Transactions, Etc. with a Controlling Shareholder” set out in the Corporate Governance Report disclosed by Megalos on June 30, 2015 prescribe that “the business conditions with each of the Nomura Real Estate Group companies are reasonably determined based on the same standards as those with general clients, and the appropriateness of the transactions will be confirmed by comparing the transaction amounts with those of competitors.” Therefore, as described in 3.(4) Measures to Ensure Fairness” and “3.(5) Measures to Avoid Conflicts of Interest” above, measures to ensure fairness and avoid conflicts of interest have been taken, and the Share Exchange is believed to comply with the terms of the Corporate Governance Report described above.

13

(2)	Matters Relating to Measures to Ensure Fairness and Measures to Avoid Conflicts of Interest

Please refer to “3.(4) Measures to Ensure Fairness” and “3.(5) Measures to Avoid Conflicts of Interest” above.

(3)	Outline of Opinion Obtained from a Person Who Has No Relationship of Interest with a Controlling Shareholder Stating as to That the Transactions, Etc. Are Not Contrary to the Interests of Minority Shareholders.

Please refer to “3.(5)(i) Establishment of a third-party committee by Megalos” above.

End.

Reference: Consolidated earnings forecast for the current period (portion announced on April 30, 2015) and consolidated results for the previous period of NREHD

	Consolidated sales	Consolidated operating profit	Consolidated current profit	Consolidated net profit
Earnings forecast for the current period (Fiscal year ended March 2016)	585,000	73,000	64,000	38,000
Results for the previous period (Fiscal year ended March 2015)	567,159	71,894	63,681	38,441

(Unit: million yen)

Reference: Earnings forecast for the current period (portion announced on April 30, 2015) and results for the previous period of Megalos

	Sales	Operating profit	Current profit	Net profit
Earnings forecast for the current period (Fiscal year ended March 2016)	15,200	(350)	(570)	(420)
Results for the previous period (Fiscal year ended March 2015)	14,744	280	122	14

(Unit: million yen)

14